February 15, 2005


Kevin T. McGuire
Treasurer and Chief Financial Officer
Assuretec Holdings, Inc.
200 Perimeter Road
Manchester, NH  03103

Dear Mr. McGuire:

	We note that Stephen A. Diamond, CA was previously your auditor of record. It is our understanding that Stephen A. Diamond, CA is not registered with The Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 22, 2003 for any person that is not a registered public accounting firm or associated person therewith (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange
Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB.

      Furthermore, we note that Stephen A. Diamond, CA was based in
Toronto, Canada. We generally believe that there should be a logical relationship between the location from which the audit report is rendered and the location of the registrant`s corporate offices or place where the registrant conducts its principal operations. Given that your headquarters are in New Hampshire, and you do not appear to have any operations in Canada, it is unclear why you had historically used an accounting firm based in Canada. However, we note that you engaged Marcum & Kliegman LLP, a PCAOB registered accounting firm based in New York, effective January 27, 2005. Please engage Marcum
& Kliegman LLP to re-review any periods that were reviewed by Stephen
A. Diamond, CA after registration was required (October 22, 2003). In that regard, we note that Stephen A. Diamond, CA performed interim review procedures on your financial results for the quarterly periods ended December 31, 2003 and March 31, 2004.

      Please explain your plans to address the items above within five business days of receipt of this letter. Advise the staff if
additional time is needed to reply.   If you have any questions,
please call Stephanie Hunsaker, Assistant Chief Accountant, at
(202)
942-2982.


								Sincerely,


								Louise Dorsey
								Associate Chief Accountant
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Kevin T. McGuire
Treasurer and Chief Financial Officer
Chief Financial Officer
Assuretec Holdings, Inc.
February 15, 2005